Exhibit 7.1

América Móvil, S.A.B. de C.V. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Amounts in Thousands of Mexican pesos, Except Ratios

		2009	2010

IFRS
Earnings:
	Profit before income tax	143,200,212	135,119,043
	Plus:
	Interest expense	16,564,152	19,934,283
	Interest implicit in operating leases	588,565	411,202
	Less:
	Equity interest in net income of affiliates	(1,959,378)	(1,671,211)

		158,393,550	153,793,316

Fixed charges:
	Interest expense	16,564,512	19,934,283
	Interest implicit in operating leases	588,565	411,202

		17,153,077	20,345,485

Ratio of earnings to fixed charges		9.2	7.6